PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, June 15, 2006

CAMBIOR TO SOLICIT PARTICIPATION BY ALUMINA/ALUMINUM COMPANIES IN OMAI BAUXITE MINING INC. (OBMI)

Cambior Inc. (TSX & AMEX: CBJ) has mandated BMO Nesbitt Burns to solicit business proposals from parties involved in the alumina/aluminum business and is prepared to consider a partial or total sale of its equity interest in OBMI as part of the transaction. The Government of Guyana was informed of this initiative and supports it since this possible business expansion would result in a larger and stronger business enterprise in the Linden area.

This process has been initiated based on:

–	Our view that the value of OBMI and its large high grade resources will be maximized through the development of metallurgical bauxite production
–	Approaches from several integrated aluminum and alumina producers expressing an interest in the metallurgical bauxite production potential of OBMI
–	Cambior’s desire to focus on its core gold business rather than make significant new investments in the bauxite business.

BACKGROUND

Cambior has currently a 70%-equity position in OBMI, a private Guyanese company that owns or controls several bauxite deposits in the Linden region of Guyana; the Republic of Guyana owns the remaining 30%-equity interest.

OBMI currently offers three industrial products to many clients on a worldwide basis: a high-alumina calcined bauxite, a chemical-grade bauxite and a cement-grade bauxite. The high-alumina calcined bauxite (RASC) produced by OBMI is the premium base material for refractories and its specifications are presented in Table 1. RASC has been known worldwide as the highest quality refractory grade bauxite for over 50 years. It is a product with high-energy content since the bauxite is mined, crushed, screened, washed and then calcined at 1700º C before being shipped to customers. The ratio of raw bauxite to final product is 2.8:1.0.

The chemical-grade bauxite (SCGB) is a by-product of RASC with lower energy consumption since it is produced by screening the coarser fractions of the tailings generated by processing bauxite for RASC production. Chemical-grade bauxite can then be produced from current tailings or from over 3 million tonnes of accumulated tailings from historical production and its specifications are presented in Table 2. Chemical-grade bauxite is the base material for the production of aluminum sulfate (ALUM), a chemical product used mainly in water purification.

The cement-grade bauxite (CeGB) is also produced from RASC tailings and is used as a source of alumina in the production of Portland cement. Its specifications are presented in Table 3.

OBMI presently has 43-101 compliant reserves of 62 million tonnes of bauxite at the Montgomery Pit and controls, through various agreements with the Government of Guyana, another 124 million tonnes of additional bauxite resources drilled and estimated by previous owners (non 43-101 compliant). Specifications of the reserves and resources are detailed in Table 4.

CAMBIOR TO SOLICIT PARTICIPATION BY ALUMINA/ALUMINUM COMPANIES IN OMAI BAUXITE MINING INC. (OBMI)	2

MARKET CONDITIONS

Because of increased world demand for aluminum and alumina, several alumina producers have approached OBMI expressing interest for business arrangements to supply metallurgical bauxite used for alumina production. Historically, the Linden bauxite deposits supplied metallurgical bauxite (MAZ) with the specifications listed in Table 5. Since maximum RASC production would consume approximately 1 million tonnes of bauxite per year, the production of metallurgical bauxite could become the primary activity of OBMI. Expansion into metallurgical bauxite would likely require further investment in the mining fleet and the drying and material handling capacity at the dock, but more importantly in the shipping arrangements to minimize the cost of transportation to alumina plants. Obviously, synergies from the increase in the scale of the operations and the implementation of low-cost shipping arrangements would improve the competitiveness and profitability of the current products.

DECISION

Because there are strong economic advantages for OBMI to expand its activities in the metallurgical-grade bauxite business and the long-term stability of this new business segment is best assured if vertically integrated with an alumina producer, Cambior Inc. has mandated BMO Nesbitt Burns to solicit business proposals from parties involved in the alumina/aluminum business and is prepared to consider a partial or total sale of its equity interest in OBMI as part of the transaction. It is expected that a transaction could be completed by year-end 2006.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior’s shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior’s warrants "CBJ.WT.C" and "CBJ.WT.D" trade on the TSX.

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources", that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in Cambior’s Annual Report on Form 40-F. A copy of the 2005 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, the statements regarding the possibility of a partial or total sale of the Company’s equity interest in OMAI Bauxite Mining Inc. (OBMI), the larger and stronger economic activity as a result of a transaction involving OBMI, the possibility for metallurgical bauxite to be OBMI’s primary activity and the requirement of further investment in that respect, the improved competitiveness and profitability of OBMI’s current products, and the economic advantages of the envisaged business arrangements as well as OBMI’s long-term stability as a result thereof. Forward-looking statements express, as at the date of this press release, the Company’s plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with conditions in the alumina/aluminum markets, mining industry risks, risks associated with foreign operations, environmental risks and hazards, uncertainty as to calculation of mineral reserves and other risks referred to in Cambior’s 2005 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United States Securities and Exchange Commission (under Form 40-F), as well as the Toronto Stock Exchange and the American Stock Exchange.

CAMBIOR TO SOLICIT PARTICIPATION BY ALUMINA/ALUMINUM COMPANIES IN OMAI BAUXITE MINING INC. (OBMI)	3

For additional information, please contact:
CAMBIOR INC.
Renmark Financial Communications
Martin Amyot		John Boidman
Manager – Investor Relations		Jason Roy
Tel.: (450) 677-0040
Toll Free in North America: 1-866-554-0554
Fax:	(450) 677-3382	Tel.: (514) 939-3989
E-mail:	info@cambior.com	www.renmarkfinancial.com
Website:	www.cambior.com
PR-2006-11

CAMBIOR TO SOLICIT PARTICIPATION BY ALUMINA/ALUMINUM COMPANIES IN OMAI BAUXITE MINING INC. (OBMI)	4

TABLE 1

REFRACTORY "A" GRADE SUPER CALCINED BAUXITE (RASC)

PRODUCT SPECIFICATION

Chemical Analysis	% Guaranteed		% Typical
	Maximum	Minimum
Al2O3		86.5	88
SiO2	7.5		6.50
Fe2O3	1.75		1.10
TiO2	3.25		3.00
CaO			< 0.02
MgO			< 0.02
P2O5			< 0.05
Na2O + K2O			< 0.03
LOI	0.50		0.15
H2O	0.50		0.12
Bulk Density (g/cc)		3.10	3.18
(-6 + 10 mesh)
(ASTM C 357 Method)

Size Analysis
	ISO 565 (TBL2): 1983 International (mm)
		Retained
Mesh Tyler		(%)
+ 3 mesh	6.7	10 – 20
+ 6 mesh	3.35	40 – 50
+ 10 mesh	1.70	60 – 80
+ 20 mesh	0.85	70 – 90
+ 35 mesh	0.425	80 – 95
+ 65 mesh	0.212	98 – 99.5
- 65 mesh	- 0.212	0.5 – 2

CAMBIOR TO SOLICIT PARTICIPATION BY ALUMINA/ALUMINUM COMPANIES IN OMAI BAUXITE MINING INC. (OBMI)	5

TABLE 2

CHEMICAL-GRADE BAUXITE (SCGB)

CHEMICAL ANALYSIS AND SIZE SPECIFICATION

Chemical Analysis		Size Specification (% Retained)
Chemical Analysis	%	Size	SCGB
Al2O3 (Total)	60.0	+3Mesh	1.00%
SiO2 (Total)	6.5	+6Mesh	2.00%
Fe2O3	0.8	+10Mesh	28.00%
TiO2	2.5	+20Mesh	83.00%
LOI	30.0	+28Mesh	97.00%
		+35Mesh	100.00%

CAMBIOR TO SOLICIT PARTICIPATION BY ALUMINA/ALUMINUM COMPANIES IN OMAI BAUXITE MINING INC. (OBMI)	6

TABLE 3

CEMENT GRADE BAUXITE - CeGB

PRODUCT SPECIFICATION

Chemical Analysis	% Guaranteed	% Typical
Al2O3	55.00 min.	60.60
SiO2	14.00 max.	10.10
Fe2O3	2.50 max.	1.50
TiO2	3.20 max.	2.65
LOI		25.25
H2O	14.00 max.	10.00

SIZE ANALYSIS
Mesh Tyler	International (mm)	Retained(%)
+ 3 mesh	7.10	1.8
+ 10 mesh	1.70	28.7
+ 14 mesh	1.40	41.4
+ 35 mesh	0.425	87.3
+ 100 mesh	0.150	97.9
- 100 mesh	-0.150	2.1

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TABLE 4

RESERVES AND RESOURCES CONTROLLED BY OBMI IN LINDEN DISTRICT

	Tonnage (million dry tonnes)	Total Al2O3 (%)	Avail. Al2O3 (%)	Total SiO2 (%)	Reactive SiO2 (%)	Fe2O3 (%)	Stripping Ratio t Overburden t Bauxite
Reserves (Probable)
Montgomery(1)(3)	61.8	60.0	53.4	5.3	4.7	1.3	6.1

Resources (2)
Bloc 37	75.6	59.2	53.4	5.7	4.9	1.9	9.8
Arrowcane(3)	16.0	59.8	53.8	5.2	4.3	1.7	6.9
Kara Kara(3)	7.7	59.3	53.4	5.5	5.0	1.5	4.5
Yararibo(3)	6.5	61.4	55.1	4.5	3.8	2.0	4.4
Kiakabra(3)	3.9	60.1	53.4	5.4	4.7	2.2	11.0
Maria Elizabeth(3)	3.3	59.7	54.2	6.1	4.3	1.5	7.2
West Bank Deposits(3)	11.0	57.1	51.1	5.5	4.7	4.0	5.9

(1)	Deposit drilled, sampled and assayed by previous owners; data bank was confirmed by drilling and assaying performed by Cambior in 2002. Current reserves are estimated by Cambior (31/12/2005) and are NI-43-101 compliant.
(2)	Deposits drilled, sampled, assayed and estimated by previous owners prior to 1999. Resources calculations by previous owners are not NI-43-101 compliant.
(3)	Deposits were partially mined in the past.

CAMBIOR TO SOLICIT PARTICIPATION BY ALUMINA/ALUMINUM COMPANIES IN OMAI BAUXITE MINING INC. (OBMI)	8

TABLE 5

METALLURGICAL GRADE BAUXITE - MAZ

PRODUCT SPECIFICATION

Chemical Analysis	% Guaranteed	% Typical
Al2O3 (Total)	55.00 min.	57.00
Al2O3 (Available)	50.00 min.	52.00
SiO2 (Total)	7.00 max.	6.00
SiO2 (Reactive)	5.50 max.	4.50
Fe2O3		1.6
TiO2		2.5
LOI		30.50
H2O	9.00 max.	6.00